

February 28, 2011

Mr. Scott J. Ulm
Co-Chief Executive Officer
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re:** **ARMOUR Residential REIT, Inc.**
> **Post-Effective Amendment No. 1 to Form S-4 on Form S-3**
> **Filed February 18, 2011**
> **File No. 333-160870**

Dear Mr. Ulm:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears your most recent Section 10(a)(3) update for the June 30, 2009 financial statements set forth in your registration statement on Form S-4 was required by October 30, 2010. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933.

2.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X or explain to us how you meet the tripartite test set forth in Rule 3-01(c) of Regulation S-X.

3.   Please tell us why you believe it is appropriate to register the resale of the 7,500,000 warrants or up to 7,500,000 shares of common stock issuable upon exercise of these warrants at this time and on this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Bradley D. Houser, Esq.
        Akerman Senterfitt
        Via facsimile (305) 374-5095